SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

China Nuokang Bio-Pharmaceutical Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16949B113

(CUSIP Number)

May 25, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(c)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 16949B113

1)	Name of Reporting Person	Seligman Spectrum Focus (Master) Fund
	S.S. or I.R.S. Identification	IRS No. 98-0498128
No. of Above Person

2)	Check the Appropriate Box	(a)
	if a Member of a Group	(b) X

3)	SEC Use Only

4)	Citizenship or Place of Organization	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)	Sole Voting Power	-0-
6)	Shared Voting Power	987,028
7)	Sole Dispositive Power	-0-
8)	Shared Dispositive Power	987,028

9)	Aggregate Amount Beneficially
	Owned by Each Reporting Person	987,028

10)	Check if the Aggregate Amount in
	Row (9) Excludes Certain Shares	Not Applicable

11)	Percent of Class Represented by
	Amount In Row (9)	5.02%

12)	Type of Reporting Person	CO

1(a)	Name of Issuer:	China Nuokang Bio-Pharmaceutical Inc.

1(b)	Address of Issuer’s Principal	No18 East Nanping Rd.
	Executive Offices:	Shenyang, Liaonnig 110171, China

2(a)	Name of Person Filing: (“Fund”)	Seligman Spectrum Focus (Master) Fund

2(b)	Address of Principal Business Office:	P.O. Box 309
Ugland House, South Church Street
George Town, Grand Cayman KY1-1104,

2(c)	Citizenship:	Cayman Islands

2(d)	Title of Class of Securities:	Common Stock

2(e)	Cusip Number:	16949B113

3	This statement is being filed pursuant to §§240.13d-1(c).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

5	Ownership of 5% or Less of a Class: Not Applicable

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     June 8, 2012

Seligman Spectrum Focus (Master) Fund

By: /s/  Eric Brandt

    Name: Eric Brandt

    Title: Authorized Person